K&L Gates llp

599 lexington avenue

New york, NY 10022-6030

T 212.536.4816 F 212.536.3901

April 6, 2018

VIA EDGAR

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 02549

Attention: Sonny Oh

Re:	John Hancock Capital Series (the “Trust”) — File No. 811-01677 Preliminary Proxy Statement on Schedule 14A

Dear Mr. Oh:

On behalf of the Trust, we submit this letter in response to comments received by telephone on April 2, 2018, from the staff of the Securities and Exchange Commission (“SEC”) with respect to the preliminary proxy statement filed on Schedule 14A on March 23, 2018, accession no. 0001133228-18-001658 (the “Proxy Statement”) for John Hancock U.S. Global Leaders Growth Fund, a series of the Trust (the “Fund”).

For convenience, we have set forth each comment below, followed by the Trust’s response. Unless otherwise stated, capitalized terms have the same meaning as in the Proxy Statement.

1.	Comment — Under “Notice of Special Meeting of Shareholders,” please revise the stated hyperlink such that it leads investors directly to the proxy materials for the Meeting.

Response — The Trust notes that the proxy materials for the Meeting will be posted to the Fund’s Web site before they are mailed to shareholders. The hyperlink stated in the Proxy Statement will take the reader to a landing page that will have a prominent direct link to the proxy materials. Although Rule 14a-16 under the Securities Exchange Act of 1934, as amended, regarding Internet availability of proxy materials, does not provide specific guidance regarding the nature of the Web site used to post proxy materials, the Trust believes that its approach is analogous to that described in Rule 498(b)(1)(v)(A) under the Securities Act of 1933, as amended, relating to summary prospectuses, which states that “The Web site could be a central site with prominent links to each document.” Accordingly, the Trust respectfully declines to make any changes in response to this comment.

2.	Comment — Under “Proposal 1-Comparison of the Current and New Subadvisory Agreements-Duties,” please state that the duties of the Subadvisor are the same under both Subadvisory Agreements.

Response — The Trust has made the requested change.

Page 2 April 6, 2018

3.	Comment — Under “Proposal 1-Comparison of the Current and New Subadvisory Agreements-Insurance,” please disclose the practical effect of the New Subadvisory Agreement’s lack of a contractual provision regarding errors and omissions coverage.

Response — Although the New Subadvisory Agreement does not include a contractual provision regarding errors and omission coverage, the Advisor has evaluated the Subadvisor’s financial condition, including any customary or legally required insurance arrangements related to the Subadvisor’s activities, and has concluded that such arrangements are appropriate to cover the Subadvisor’s potential liability for errors and omissions. The Trust has revised the discussion under this heading to disclose this evaluation and conclusion and to state that as a practical matter, the Advisor believes that there is no additional risk to the Fund as a result of this difference in contractual provisions.

4.	Comment — Under “Proposal 1-Information About the Subadvisor,” in the table listing the Subadvisor’s principal executive officers and managers, please state that Messrs. Marchand, Fraise, and Rohn serve as the Fund’s portfolio managers. In addition, please describe the principal occupation of the other persons identified in this table.

Response — The Trust has made the requested change.

5.	Comment — Under “Proposal 1-Board’s Evaluation and Recommendation,” please describe the result of a failure by the Fund’s shareholders to approve the New Subadvisory Agreement.

Response — The Trust respectfully notes that the “Introduction” to the discussion of Proposal 1 states that “If the Fund’s shareholders do not approve Proposal 1, the New Subadvisory Agreement will not take effect and the Board will consider what other action to take.” Accordingly, the Trust declines to make any changes in response to this comment.

6.	Comment — Under “Proposal 1-Board’s Evaluation and Recommendation,” in the second paragraph, in accordance with Item 22(c)(11) of Schedule 14A, please disclose the Board’s conclusions with respect to the factors that it had previously considered at the May 22-24, 2017 and June 19-22, 2017 meetings to the extent relevant to the New Subadvisory Agreement, and whether and why certain factors were not deemed relevant to the New Subadvisory Agreement.

Response — The Trust has made the requested change.

Page 3 April 6, 2018

7.	Comment — Under “Proposal 1-Board’s Evaluation and Recommendation,” in the second paragraph, please identify the “other factors” that the Board reviewed in connection with its approval of the New Subadvisory Agreement and disclose the Board’s conclusions in connection therewith.

Response — The Trust has revised the reference to “other factors” to instead refer to additional information that the Board reviewed, i.e., a comparison of the Current and New Subadvisory Agreements and information regarding the Virtus Transaction.

8.	Comment — Regarding the Board’s evaluation of the New Subadvisory Agreement, please confirm that all considerations that the Board addressed, and the Board’s related conclusions, are appropriately disclosed in the Proxy Statement.

Response — The Trust so confirms.

9.	Comment — Regarding the Board’s evaluation of the New Subadvisory Agreement, please explain the relevance of the Board’s consideration of the Virtus Transaction if the material terms of the Current and New Subadvisory Agreements are substantially the same.

Response — The Trust believes that the Board’s consideration of the Virtus Transaction is relevant to the Board’s evaluation of the Subadvisor’s current and future expected financial condition and management following the closing of the Transaction.

10.	Comment — Under “Proposal 2-Introduction,” please disclose why the Order does not currently apply to the Fund.

Response — The Trust has made the requested change.

11.	Comment — Under “Proposal 2- Board Approval of Manager of Managers Structure,” please revise the references to a “subadvisor” in factors no. 1 and no. 4 to an “unaffiliated subadvisor.”

Response — The Trust has made the requested change.

12.	Comment — Under “Proposal 2- Board Approval of Manager of Managers Structure,” please revise factor no. 1 to refer to the possible uses of such a structure as set forth in the 5th paragraph under “Introduction.” In addition, please include an illustrative example.

Response — The Trust has made the requested change.

Page 4 April 6, 2018

13.	Comment — Regarding Proposals 3(a) through (h), please confirm that the Fund does not intend to ask for shareholder approval to eliminate fundamental investment restrictions imposed by state securities regulators prior to the enactment in 1996 of the National Securities Markets Improvement Act (“NSMIA”).

Response — The Fund is not subject to any fundamental investment restrictions imposed by state securities regulators prior to the enactment of NSMIA. Accordingly, the Fund has not included in the proxy statement any proposals to eliminate such investment restrictions.

14.	Comment — Please confirm that the Fund’s Statement of Additional Information (“SAI”) will include a discussion of current requirements under the Investment Company Act of 1940, as amended, regarding the Fund’s fundamental investment restrictions.

Response — The Trust so confirms.

15.	Comment — Please revise the discussion of each of Proposals 3(a) through (h) to include a side-by-side comparison of the current fundamental investment restrictions and the corresponding proposed revisions.

Response — The Trust has made the requested change.

16.	Comment — In the discussion of Proposals 3(a) through (h), under “Introduction,” please state that the amendments and the new fundamental investment restriction regarding diversification described in these Proposals are substantively similar to the Fund’s current corresponding fundamental restrictions and fundamental policy regarding diversification, and that the amendments and new fundamental restriction are intended to provide the Fund with greater flexibility to accommodate future changes in applicable laws or regulations.

Response — The Trust respectfully notes that the “Introduction” states that:

The proposed amendments and new diversification restriction are also intended to simplify the Fund’s fundamental restrictions and to incorporate maximum flexibility that will permit the investment restrictions to accommodate future regulatory changes without the need for further shareholder action. The proposed amendments and new diversification restriction are substantially similar to the current corresponding fundamental restrictions and current classification, respectively, and are not expected to have any material effect on the manner in which the Fund is managed or on its current investment objective.

Accordingly, the Trust declines to make any changes in response to this comment.

Page 5 April 6, 2018

17.	Comment — Under “Miscellaneous-Required Vote for Proposals 1, 2, and 3(a) through (h),” in the first sentence of the third paragraph, please revise the words “Proposals 1, 2, and 3(a) through (h)” to read “Proposals 1, 2, and each of Proposals 3(a) through (h).”

Response — The Trust has made the requested change.

18.	Comment — Under “Miscellaneous-Voting Procedures,” please clarify what is meant by a “valid” proxy.

Response — The Trust has made the requested change.

19.	Comment — Under “Voting Procedures — Quorum,” please distinguish the reference to a “majority of the outstanding shares of the Fund” from the term “Majority of the Outstanding Voting Securities” as used with respect to the approval of the Proposals.

Response — The Trust has made the requested change.

20.	Comment — On the proxy card, please highlight the following statement: “As to any other matter, the proxy or proxies will vote in accordance with their best judgment.”

Response — The Trust has made the requested change.

* * * * *

The Trust, on behalf of the Fund, intends to file a definitive proxy statement that will reflect the above responses to the staff’s comments. If you have any questions, please call me at (212) 536-4816.

Sincerely,

/s/ George P. Attisano

George P. Attisano

cc: Sarah M. Coutu, Assistant Secretary of the Trust